Calculation of Filing Fees Table

SC TO-I/A
(Form Type)

BBR ALO FUND, LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$3,297,687	0.00927%	$ 305.70(c)
Fees Previously Paid	$50,000,000(a)	0.00927%	$4,635.00(c)
Total Transaction Valuation	$53,297,687(b)		$4,940.70(c)
Total Fees Due for Filing			$4,940.70
Total Fees Previously Paid			$4,635.00
Total Fee Offsets			-
Net Fee Due			$ 305.70

(a)	Calculated as the aggregate maximum value of shares of limited liability company interests being purchased. The fee of $4,635.00 was paid by the Fund in connection with filing its initial Schedule TO-I.
(b)	This is the final amendment to the Schedule TO and is being filed to report the results of the offer.
(c)	Calculated at 0.00927% of the Transaction Valuation.

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